UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Goldfield Corporation


                           COMMON STOCK, Par Value $0.10 per share

                                    (Title of Class of Securities)

Joseph C. and Donna J. Cocalis
119 Wright Street
Point Marion, PA 15474
724-725-3358

Anthony J. and Melba Ford
33 Van Riper Street
Staten Island, NY 10302
718-273-9022

Sam Rebotsky
10 Holder Place, Apartment 3B
 Forest Hills, NY 11375
718-793-0120

Frank Giordano
32-14 75th Street
Jackson Heights, NY 11370
718-565-2069


                                        June 21, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box |_|.




1.  NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

 Joseph C. and Donna J. Cocalis, Anthony and Melba Ford, Sam Rebotsky, and Frank Giordano

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(b) Although no legally binding agreement exists, an informal group has been formed with the following purposes:

to bundle stock to effectuate a stock swap with a larger company or mutual fund at a price equal to or above book value,

to communicate with individuals, companies, and mutual funds to determine interest in a stock swap, and to communicate with other stockholders on issues of concern and to make recommendations to management.

The informal group does not agree on all issues. Actions taken to date include communications with several companies to determine interest in a stock swap, a conference call between group members and a company that expressed an interest in but no firm commitment to a stock swap, and communications with Goldfield management and other stockholders on the sale of he mines. Specifically the group advocates:

The reduction of the excessive overhead burden on Goldfield through economies of scale, such as through a stock swap. For example Goldfield's reported 2001
Chief Executive Officer (CEO) Compensation totaling $523,838 is excessive when compared to its revenues, income, assets and capitalization and those of competitors such as Dycom, MDU, Quanta, and UIL Holdings. Table 1 demonstrates that Goldfield's CEO compensation ratio of 35% of income and 2% of sales can be significantly reduced via a stock swap.

2. that stockholders be provided information pertaining to the sale of Goldfield's mining assets, that the sale be delayed, and that additional bids be sought. A letter was sent on April 29th to Goldfield management outlining stockholder concerns pertaining to the sale of the mines.

3 SEC USE ONLY

4 SOURCE OF FUNDS*

                                             OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
        - -----------------------------------------
----------------------------------
7   SOLE VOTING POWER

NUMBER OF SHARES
 519,700 (Joseph and Donna Cocalis),
2,065,300 (Anthony Ford)
  511,100 (Sam Rebotsky)
  248, 868 (Frank Giordano)
----------------------------------------
8          SHARED VOTING POWER
3,344,968
--------------------------------------

9          SOLE DISPOSITIVE POWER

 519,700 (Joseph and Donna Cocalis),
2,065,300 (Anthony Ford)
  511,100 (Sam Rebotsky)
   248, 868 (Frank Giordano)
-------------------------------------
10         SHARED DISPOSITIVE POWER

3,344,968


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 519,700 (504,700 Joseph & Donna, 7000 Joseph, 8000 Donna)
2,065,300 (Anthony Ford)
 511,100 (Sam Rebotsky)
 248, 868 (Frank Giordano)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* /X/


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1 %

- 14 TYPE OF REPORTING PERSON*

                                         Stockholders


Item 1. Security and issuer

This statement constitutes Amendment No. 1 to the Schedule 13D (the
"Schedule 13D"), dated March 6, 2002, regarding the common stock (the "Shares"),of Goldfield Corporation., a Delaware corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

This statement is being filed by Joseph C, Donna J Cocalis, both retired, Anthony and Melba Ford, both retired, and Sam Rebotsky and Frank
Giordano, both investment advisors, with Joseph and Donna residing in the State of Pennsylvania and Anthony and Melba Ford, Sam Rebotsky, and
Frank Giordano residing in the State of NY, in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
It refers only to information that has materially changed since the filing of the Schedule 13D on March 6, 2002.
Item 2. Identity and Background.

.. (b) and (c) The principal address of Joseph and Donna Cocalis is 119 Wright Street, Point Marion, PA 15474. The principal address of Anthony and Melba Ford is 33 Van Riper Street, Staten Island NY 10302. The principal address of Sam Rebotsky is 10 Holder Place, Apartment 3B, Forest Hills, NY
11375.   The principal address of Frank Giordano is 32-14 75th Street
Jackson Heights, NY 11370.

(d) The reporting person, during the last five years, has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).